Filed Pursuant to Rule 433
Final Term Sheet
November 17, 2010
Relating to Preliminary Prospectus Supplement
dated November 17, 2010
Registration Statement No. 333-162894

$250,000,000
Service Corporation International
7.00% Senior Notes due 2019

Issuer:	Service Corporation International

Title of Securities:	7.00% Senior Notes due 2019

Distribution:	SEC Registered

Face:	$250,000,000

Gross Proceeds:	$250,000,000

Net Proceeds to Issuer (before expenses):	$244,375,000

Coupon:	7.000%

Final Maturity Date:	May 15, 2019

Offering Price:	100.000%

Yield to Maturity:	7.000%

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	May 15, 2011

Make-Whole Redemption:	Make-whole at T+50, plus accrued and unpaid interest, until November 15, 2014

Call Schedule:	November 15, 2014	103.500%

	November 15, 2015	101.750%

	November 15, 2016 and thereafter	100.000%

Change of Control:	Put @ 101% of principal plus accrued interest

Trade Date:	November 17, 2010

Settlement Date:	November 22, 2010 (T+ 3)

Denominations:	Minimum of $2,000; integral multiples of $1,000 in excess thereof

CUSIP:	817565BV5

ISIN:	US817565BV55

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
	J.P. Morgan Securities LLC

Joint Lead Managers:	SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc.
BOSC, Inc.
Raymond James & Associates, Inc.
Davenport & Company LLC
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect (866) 500-5408.